FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1          Preliminary Short Form Prospectus
                 October 20, 2004

99.2          Short Form Prospectus
                 October 29, 2004


Forward Looking Statements

The information presented or incorporated by reference in this report contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future advancement of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: October 29, 2004


By: Robert A. McGuinness
Title: Vice President - Finance & CFO

EXHIBIT INDEX

99.1          Preliminary Short Form Prospectus
              October 20, 2004

99.2          Short Form Prospectus
              October 29, 2004



Exhibit 99.1  Preliminary Short Form Prospectus


A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada except for Quebec but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended or any state securities laws, and, may not be offered, sold or delivered within the United States of America, its territories, its possessions and other areas subject to its jurisdiction. Any sales into the United States shall be permitted only to designated purchasers pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended and in the manner as agreed to by the Company and the Underwriters.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	October 20, 2004

[LOGO]

$20,020,000
3,575,000 Units

This short form prospectus qualifies the distribution of 3,575,000 ("Units") of Gold Reserve Inc. ("Gold Reserve" or the "Company") at a price of $5.60 per Unit, each Unit consisting of one Class A Common Share in the capital of Gold Reserve ("Common Share") and one-half of a Common Share purchase warrant ("Warrant"), each whole Warrant entitling the holder thereof to acquire one Common Share of Gold Reserve at a price of $6.50 per Common Share (the "Offering Price") for a period of 24 months following the closing date of this offering (the "Offering"). The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") and the American Stock Exchange (the "AMEX") under the symbol "GRZ". On October 15,2004, the last day of trading prior to the public announcement of the Offering, the closing sale price of the Common Shares on the TSX was $6.00 and the closing sale price on the AMEX was US $4.80. The Offering Price was determined by negotiation between Gold Reserve, and Orion Securities Inc., Sprott Securities Inc. and GMP Securities Ltd., as underwriters (collectively, the "Underwriters"). Gold Reserve has applied to list the Common Shares and the Warrants distributed under this prospectus and the Common Shares issuable upon exercise of the Warrants on the TSX. Application will be made to list the Common Shares and the Common Shares issuable upon exercise of the Warrants on AMEX. Listing will be subject to Gold Reserve fulfilling all of the listing requirements of the TSX and AMEX.

The Units offered hereby, if issued on the date hereof, would not be precluded as investments under certain statutes as set out under "Eligibility for Investment".

Price: $5.60 per Unit


               Price to        Underwriters      Net Proceeds
               the Public(1)   Fee               to Gold Reserve(2)
Per Unit       $5.60           $0.28             $5.32
Total(3)       20,020,000      $1,001,000        $19,019,000

(1) The Company has allocated $5.30 for the Common Share and $0.30 for the one-half of one Warrant comprising each Unit.

(2) After deducting the commission payable to the Underwriters equal to 5% of the aggregate proceeds of the Offering (the "Underwriters' Fee"), but before deducting expenses of the Offering estimated to be $<*>, which will be paid from the proceeds of the Offering.

(3) The Company has granted to the Underwriters an option (the "Underwriters' Option"), exercisable in whole or in part at the sole discretion of the Underwriters until 24 hours prior to the closing of the Offering, enabling them to purchase up to an additional 1,786,000 Units (the "Additional Units") at the Offering Price. If the Underwriters' Option is exercised in full, the Price to the Public, the Underwriters' Fee and the Net Proceeds to Gold Reserve will be $30,021,600, $1,501,080 and $28,520,520, respectively. This prospectus also qualifies the grant of the Underwriters' Option and the distribution of the Additional Units. See "Plan of Distribution".

Investing in the Units involves risks which potential investors should carefully consider. See "Risk Factors".

The Underwriters, as principals, conditionally offer the Units offered hereby, subject to prior sale, if, as and when issued by Gold Reserve and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP on behalf of Gold Reserve and by Wildeboer Dellelce LLP on behalf of the Underwriters.

Subscriptions for Units will be received by the Underwriters subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on or about November 4, 2004 or such earlier or later date as may be agreed by Gold Reserve and the Underwriters. It is expected that certificates representing the Common Shares and Warrants will be available for delivery on the closing of the Offering.

Subject to applicable laws and in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".


TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
CURRENCY
DOCUMENTS INCORPORATED BY REFERENCE
GOLD RESERVE
BRISAS MEASURED AND INDICATED RESOURCE
BRISAS INFERRED RESOURCE
BRISAS MINERAL RESERVE
RECENT DEVELOPMENTS
RESOURCE PROPERTY
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF OFFERED SECURITIES
DIVIDEND POLICY
RISK FACTORS
PLAN OF DISTRIBUTION
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
EXPERTS
AUDITOR, TRANSFER AGENT AND REGISTRAR
INTERNATIONAL ISSUER
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
AUDITORS CONSENT
CERTIFICATE OF GOLD RESERVE INC.
CERTIFICATE OF THE UNDERWRITERS

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to Gold Reserve, and Wildeboer Dellelce LLP, counsel to the Underwriters, the Common Shares and Warrants comprising the Units offered hereby, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder ("Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Warrants, Gold Reserve deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan. Based in part on a certificate of Gold Reserve as to factual matters, the Common Shares and warrants comprising the Units, if issued on the date of hereof, would not constitute foreign property for the purpose of the tax imposed under Part XI of the Tax Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management's expectations regarding Gold Reserve's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements.
These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors, including those discussed under the heading "Risk Factors", could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes, or believed at the time, to be reasonable assumptions, Gold Reserve cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements and neither Gold Reserve nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Gold Reserve assumes no obligation to update or revise any such forward-looking statements to reflect new events or circumstances.

CURRENCY

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Gold Reserve at 926 West Sprague Avenue, Suite 200, Spokane Washington 99201, U.S.A. (Telephone:
(509) 623-1500). The following documents filed with the securities commissions or similar authorities in Canada in the offering jurisdictions, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a)     Annual Information Form of Gold Reserve in the form of Form 20-F (the
AIF) for the year ended December 31,2003;

(b) Technical Report regarding Mineral Resources and Mineral Reserves of the Las Brisas Del Cuyuni Gold-Copper Project, Bolivar State, Venezuela, Latitude 6( 10 North, Longitude 61( 28 West as prepared by Behre Dolbear & Company, Inc., revised as at January 20, 2004;

(c) Audited Annual Consolidated Comparative Financial Statements of Gold Reserve for the year ended December31,2003 and the Auditors Report thereon, together with Managements Discussion and Analysis for the year ended December 31,2003;

(d) Interim Unaudited Consolidated Comparative Financial Statements of Gold Reserve for the six months ended June 30, 2004 together with Managements Discussion and Analysis for the six months ended June 30, 2004; and

(e) Management Information Circular dated April 9, 2004 prepared in connection with Gold Reserves annual and special meeting of shareholders held on May 27, 2004 (excluding those portions that, pursuant to National Instrument44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and information circulars (excluding those portions that, pursuant to National Instrument44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) filed by Gold Reserve with various securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

GOLD RESERVE

Overview

Gold Reserve is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada; and is the successor issuer to Gold Reserve Corporation, a Montana corporation formed in 1956. Gold Reserve's registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for Gold Reserve's registered office are 867.668.4405 and 867.668.3710, respectively.

Gold Reserve is engaged in the exploration of precious metal properties and is currently completing the bankable feasibility study for the Brisas project located in south-eastern Venezuela. See "Gold Reserve Primary Asset".

Organizational Structure

References to the "Company" throughout this short form prospectus refer to Gold Reserve, Inc., and its material subsidiaries Gold Reserve Corporation (domiciled in the U.S.), Gold Reserve de Venezuela, C.A. ("GLDRV") and Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS") (each incorporated and domiciled in Venezuela). Each of these subsidiaries is wholly owned.

Corporate Reorganization

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Common Share for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units in lieu of Common Shares. An equity unit, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Common Share and is generally immediately convertible into Common Shares. Equity units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Unless otherwise noted, general references to common shares of the Company include Common Shares and Class B common shares as a combined group. After the Reorganization, a shareholder continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

Primary Asset

Brisas

Gold Reserve's primary mining asset, the Brisas property, is a gold and copper deposit located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela. Approximately US $73 million has been expended on the Brisas property since its acquisition in 1992. The Brisas property is a late-stage development project, which produces no revenue at this time. Proven and probable mineral reserves on the Brisas property, originally reported upon in early 2000 and updated as of August 2004, total approximately 9.1 million ounces of gold and 1.15 billion pounds of copper using US $350 per ounce gold and US $0.90 per pound copper. The total measure and indicated mineral resource on the property, updated as of July 2004, approximates 10.97 million ounces of gold and 1.4 billion pounds of copper, at an equivalent gold cut-off of 0.4 grams per tonne. The mineral reserve and resource estimates set forth in this short form prospectus and the documents incorporated by reference herein have been prepared in accordance with the disclosure requirements of applicable Canadian and U.S. Securities Commissions. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101, Standards of Disclosure for

Mineral Projects.

Pincock Allen and Holt of Denver, Colorado ("PAH") completed the most recent mineral reserve analysis and geological resource estimate in accordance with the SME Reporting Guide and CIMM Standards as adopted by CSA National Instrument 43-101. Behre Dolbear & Company, Inc. ("Behre Dolbear") previously audited the Company's data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study conducted in 1998, as well as the updated 1999 reserve. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing.

Brisas Miineral Reserve

              Reserve     Gold       Gold       Copper      Copper
               Tonnes      Grade     Ounces      Grade       Pounds    Strip
             (millions)     (gpt)  (millions)      (%)     (millions   Ratio

Proven         190        0.71      4,343        0.12         516
Probable       217        0.68      4,754        0.13         638
Total          407        0.70      9,097        0.13       1,154      1.85

The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43-101. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cutoff of $2.76 per tonne. The qualified persons involved in the property evaluation and the resource and reserve estimates are Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Brisas Resource

Pincock Allen and Holt of Denver, Colorado has completed the geologic resource estimate at various cutoff grades and it is summarized in the following table:




 Category     AuEq
 K tonnes    Cutoff      K Tonnes         Gold               Copper
                                      GPT     K Tonnes      %     M lbs.
Measured
               0.3        252,937     0.641     5,212      0.114     634
               0.4        217,847     0.700     4,904      0.118     566
               0.5        177,400     0.774     4,417      0.126     492
               0.6        139,878     0.858     3,860      0.134     412
               0.7        107,944     0.950     3,297      0.141     334
Indicated
               0.3        347,992     0.586     6,555      0.130     955
               0.4        284,869     0.662     6,064      0.132     827
               0.5        226,450     0.742     5,404      0.138     688
               0.6        175,683     0.828     4,679      0.144     557
               0.7        134,123     0.921     3,973      0.147     434
Measured & Indicated
               0.3        600,929     0.609    11,767      0.123   1,630
               0.4        502,716     0.678    10,968      0.126   1,393
               0.5        403,850     0.756     9,821      0.133   1,179
               0.6        315,561     0.841     8,539      0.140     969
               0.7        242,067     0.934     7,270      0.144     769

Brisas Inferred Resource

The Brisas inferred resource estimate at various gold equivalent (AuEq) cutoff grades is summarized in the following table:

                                  Gold            Copper
Category   AuEq    K Tonnes   -------------     ----------
K tonnes  Cutoff               GPT     K ozs.    %   M lbs.

Inferred
          0.3      172,393    0.539    2,986    0.131   497
          0.4      126,456    0.649    2,641    0.133   370
          0.5       94,964    0.753    2,299    0.135   282
          0.6       68,720    0.875    1,933    0.139   210
          0.7       53,071    0.975    1,664    0.141   165


The geologic resource has been estimated in accordance with the SME Reporting Guide CIMM Standards as adopted by CSA National Instrument 43-101. The gold equivalent (AuEq) cutoff is based on $350 per gold ounce, $0.90 per pound copper, anticipated metal recoveries and smelter costs. The qualified persons involved in the property evaluation and resource estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka of Gold Reserve.

RECENT DEVELOPMENTS

Agreement for Financial Advisory Services with Endeavour Financial International Corporation

In an agreement dated for reference October 1, 2004, Gold Reserve entered into a financial advisory services agreement with Endeavour Financial International Corporation ("Endeavour"). Pursuant to the agreement, Endeavour will work closely with Gold Reserve to identify and implement various transactions of a financing nature. The agreement has an initial term of 12 months.

Increase in Measured and Indicated Resources and Proven and Probable Reserves

In a press release dated July 13, 2004, Gold Reserve announced an increase in the measured and indicated gold resource to 10.97 million ounces, representing an increase of approximately one million ounces from the last update in August 2003. The measure and indicated copper resource was approximately 1.4 billion pounds. The resource estimates incorporated the Company's recent drill program of 15,000 meters and is based on a 0.4 grams per tonne gold equivalent (AuEq) cutoff grade using US $350 per ounce and US $0.90 per pound copper. In a press release dated August 3, 2004, Gold Reserve announced an increase in the proven and probable reserves of gold to 9.1 million ounces, representing a 22% increase from the previous 7.48 million ounces. Proven and probable reserves of copper increased to 1.15 billion pounds from 1.08 billion pounds. The estimates and analysis were conducted by PAH.

Board of Director's Senior Management Appointees

On January 21, 2004 Gold Reserve Inc's. Board of Directors announced the appointment of James H. Coleman as the Chairman of the Board of Directors,
A. Douglas Belanger as President and Rockne J. Timm as Chief Executive Officer of the Corporation.

Stock Exchange Listing

Gold Reserve's Common Shares commenced trading on AMEX on Friday, October 3, 2003 under the ticker symbol GRZ. Concurrent with the commencement of trading on the AMEX, the TSX changed Gold Reserve's trading symbol to GRZ. Trading on the U.S. NASD, OTC BB was discontinued at the close of market on Thursday, October 2, 2003.

Private Placement

On September 26, 2003 Gold Reserve completed a private placement of Units for total proceeds of $14.15 million in an offering that was led by Orion Securities Inc. and Sprott Securities Inc. (the "Private Placement Underwriters"). The Private Placement Underwriters purchased from the Company 4,042,000 Units for $3.50 per Unit. Each Unit consisted of one Common Share and one half Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles its holder to acquire one Common Share at a price of $5.25 per Common Share until March 28, 2005.

USE OF PROCEEDS

The net proceeds from the Offering to Gold Reserve, after deducting the Underwriters' Fee and estimated expenses of the Offering of $<*>, are expected to be $<*>, assuming no exercise of the Underwriter's Option. Gold Reserve intends to use all of the net proceeds from the Offering for the development of the Brisas property in Bolivar State, Venezuela, and for working capital purposes. See "Plan of Distribution".

CONSOLIDATED CAPITALIZATION

The Company is authorized to issue an unlimited number of Common Shares, Class B common shares and Class C preferred shares. As of October 15, 2004, the Company had the following shares, equity units, warrants and share options issued:

Class A common                      28,210,895
Equity units*                        1,157,397
Warrants to purchase Common Shares   2,009,300
Options to purchase Common Shares    3,290,374

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Common Shares of Gold Reserve Inc. on a one to one basis. There has been no material change in the capitalization of the Company since December 31, 2003. The Company currently has no long term debt.

Gold Reserve trades on the TSX and, since October 3, 2003, on AMEX, under the Symbol GRZ. The following table sets out the reported price ranges and average daily volume traded for the common shares on the TSX for the periods indicated:
                         High     Low      Volume
2002
Fourth Quarter           2.15     1.20     16,234

2003
First Quarter            3.15     1.70     32,825
Second Quarter           2.60     2.01     20,252
Third Quarter            4.51     2.01     67,604
Fourth Quarter           7.90     4.00    106,386

2004
First Quarter            6.90     4.21     68,979
Second Quarter           5.75     3.60     51,680
July                     4.98     4.00     39,976
August                   5.12     4.27     85,209
September                5.90     4.68     50,076
October (to October 19)  6.23     5.30     76,500

On October 19, 2004, being the last day on which the Common Shares traded prior to this preliminary short form prospectus, the closing price of the Common Shares on the TSX was $5.40.


DESCRIPTION OF OFFERED SECURITIES

The Offering consists of 3,575,000 Units (assuming no exercise of the Underwriters' Option), each Unit comprised of one Common Share and one-half of one Warrant. The Units are separable into Common Shares and Warrants immediately following the closing of the Offering.

Common Shares

The Company is authorised to issue an unlimited number of Common Shares. The Common Shares rank substantially on par with the equity units, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, as described under "Corporate Reorganization" above, in terms of voting rights, dividend rights and right to assets upon dissolution. Holders of the Common Shares are entitled to one vote per share at any meeting of the shareholders of the Company, to receive dividends if, as and when declared by the Board of Directors, and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding up, subject to the rights of outstanding equity units, if any, and the rights of shares having priority over the Common Shares, if any.

Warrants

Each whole Warrant is transferable and entitles the holder to purchase one Common Share at a price of $6.50 per share for a period of 24 months following Closing, after which time the Warrants expire and become null and void. The Warrants will be issued under an indenture (the "Warrant Indenture") to be entered into between the Corporation and Computershare Trust Company of Canada (the "Warrant Agent") on or before the closing of the Offering. The Corporation will appoint the principal transfer office of the Warrant Agent in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Corporation may, subject to applicable law, purchase in the market, by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares or Class B common shares to all or substantially all of the holders of the common shares by way of a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of common shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under the Company's stock option plan);

(ii) the subdivision, redivision or change of the common shares into a greater number of shares;

(iii) the consolidation, reduction or combination of the common shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of the common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of the common shares of securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i) reclassifications of the common shares;

(ii) consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding common shares or a change of the common shares into other shares); or

(iii) the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share, as the case may be.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 business days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants. Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Warrant Indenture will provide that, from time to time, the Corporation and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of any Warrrantholder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed by the parties.

DIVIDEND POLICY

Gold Reserve has not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. Gold Reserve will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the exploration and development of mining properties. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to the information set out elsewhere in this prospectus, investors should carefully consider the risk factors set out in the AIF that is incorporated by reference in this prospectus. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated as of October 18,2004 between Gold Reserve and the Underwriters, Gold Reserve has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on or about November 4,2004 or such earlier or later date as may be agreed by Gold Reserve and the Underwriters, all but not less than all of the 3,575,000 Units offered hereby at a price of $5.60 per Unit, payable in cash to Gold Reserve against delivery of certificates representing the Common Shares and Warrants comprising the Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units offered by this short form prospectus if any of such Units are purchased under the Underwriting Agreement.

The Underwriting Agreement provides that Gold Reserve will pay the Underwriters a fee of $0.28 per Unit sold. The offering price of the Units was determined by negotiation between Gold Reserve and the Underwriters.

Gold Reserve has granted the Underwriters the Underwriters' Option, exercisable in whole or in part at the sole discretion of the Underwriters until 24 hours prior to the closing of the Offering, enabling them to purchase the Additional Units at the Offering Price. If the Underwriters' Option is exercised in full the Price to the Public, the Underwriters' Fee and the Net Proceeds to Gold Reserve will be $30,021,600, $1,501,080 and $28,520,520, respectively. Gold Reserve will pay to the Underwriters a fee of $0.28 per Additional Unit. This prospectus also qualifies the grant of the Underwriters' Option and the distribution of the Additional Units.

In the Underwriting Agreement, Gold Reserve has agreed to indemnify the Underwriters and their respective directors, officers, employees and agents in respect of certain liabilities, including liabilities under Canadian securities legislation, and expenses or will contribute to payments that the Underwriters and their directors, officers, employees and agents may be required to make in respect thereof.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares and Warrants offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the U.S. Securities Act) or any state securities laws, and may not be offered or sold within the United States of America, its territories, its possessions and other areas subject to its jurisdiction. All sales into the United States shall be permitted only to designated purchasers pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended and in the manner as agreed to by the Company and the Underwriters. Gold Reserve has agreed in the Underwriting Agreement that, subject to certain exceptions, it will not authorize, issue or sell any Class A common shares of the Company or securities convertible into common shares of the Company (other than the Common Shares offered hereby) for a period of 90 days following the closing of this Offering, without the prior consent of the Underwriter acting reasonably.

It is a condition of the Offering that the directors and senior officers of Gold Reserve execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, assign, or otherwise dispose of any securities of Gold Reserve owned, directly or indirectly, by such directors or officers for a period of 90 days following the closing of the Offering, without the prior consent of the Underwriters acting reasonably.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to Gold Reserve, and Wildeboer Dellelce LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a prospective purchaser of Common Shares and Warrants comprising the Units to be issued pursuant to this Offering. This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with Gold Reserve, and who will acquire and hold such Common Shares and Warrants as capital property (a "Holder"), all within the meaning of the Tax Act. Any Common Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other "Canadian security" (as defined by the Tax Act), which would not include the Warrants, owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not apply to a Holder that is a "financial institution" for purposes of the mark-to-market provisions of the Tax Act or a "specified financial institution" for purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a Holder. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price

Holders will be required to allocate the purchase price of each Unit between the Common Share and the one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. Gold Reserve intends to allocate $5.30 of the issue price of each Unit as consideration for the issue of each Common Share and $0.30 for the issue of each one-half of one Warrant. Although Gold Reserve believes such allocation is reasonable, such allocation will not be binding on the CCRA.

The adjusted cost base to a Holder of a Common Share acquired hereunder will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at the time of acquisition by the Holder.

Exercise or Expiry of Warrants

A Holder will not realize a gain or loss upon the exercise of a Warrant. The Holder's cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the Holder's adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. The Holder's adjusted cost base of the Common Shares so acquired will be determined by averaging the cost of those Common Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares held as capital property by such Holder at the time of acquisition.

In the event of the expiry of an unexercised Warrant, the Holder will realize a capital loss equal to the Holder's adjusted cost base of such Warrant.

Disposition of Common Shares and Warrants

A Holder who disposes of or is deemed to have disposed of a Common Share or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share or the Warrant exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Share or Warrant, as the case may be, and any reasonable expenses associated with the disposition.

Generally, one-half of any capital gain (a "taxable capital gain") must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act. A capital loss realized from the disposition of a Common Share by a Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Holder on such shares. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains.

Taxation of Dividends Received by Holders of Common Shares

A Holder of Common Shares will be subject to the normal treatment under the Tax Act applicable to dividends received from a taxable Canadian corporation.

Dividends (including deemed dividends) received on Common Shares by a Holder who is an individual (and certain trusts) will be included in income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. Taxable dividends received by such Holders may give rise to alternative minimum tax under the Tax Act.

Dividends (including deemed dividends) received on Common Shares by a Holder that is a corporation will be included in income and normally deductible in computing such corporation's taxable income. However, the Tax Act will generally impose a 331/3 % refundable tax on such dividends received by a corporation which is a private corporation or a subject corporation for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation's taxable income.

EXPERTS

Opinions
The matters referred to under "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and certain other legal matters relating to the Common Shares offered under this short form prospectus will be passed upon at the closing of the Offering by Fasken Martineau DuMoulin LLP, on behalf of Gold Reserve, and by Wildeboer Dellelce LLP, on behalf of the Underwriters.

Interest of Experts

As of <*>, 2004, the partners and associates of Fasken Martineau DuMoulin LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares. As of <*>, 2004, the partners and associates of Wildeboer Dellelce LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of Gold Reserve is PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver B.C. The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

INTERNATIONAL ISSUER

Although incorporated in Canada, Gold Reserve resides outside of Canada. Although Gold Reserve has appointed Austring, Fendrick, Fairman & Pakkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 as its agent for service of process in Canada, it may not be possible for investors to collect from Gold Reserve judgements obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT


We have read the short form prospectus of Gold Reserve Inc. (the "Corporation") dated <*>, 2004, qualifying the distribution of up to 5,361,000 Units of the Corporation, each Unit comprised of one Class A common share in the capital of the Corporation and one-half of one warrant, each whole warrant entitling the bearer thereof to purchase one Class A common share for a period of 24 months following the closing date of the offering. We have complied with Canadian generally accepted standards for an auditor's involvement with the offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated financial statements of income, retained earnings and cash flow for the years then ended. Our report is dated February 17, 2004.

Signed <*>Chartered Accountants

A-1

CERTIFICATE OF GOLD RESERVE INC.


Dated: October 20, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada except Quebec.


(Signed) ROCKNE J. TIMM        (Signed) ROBERT A. McGUINNESS
Chief Executive Officer            Chief Financial Officer


On behalf of the Board of Directors


(Signed) JAMES H. COLEMAN       (Signed) CHRIS D. MIKKELSEN
      Director                          Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: October 20, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada except Quebec.




ORION SECURITIES INC.          SPROTT SECURITIES INC.
By: (Signed) DOUGLAS BELL   By: (Signed) DARREN WALLACE


                 GMP SECURITIES LTD.
           By: (Signed) MARK WELLINGS
C-2



Exhibit 99.2 Short Form Prospectus

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended or any state securities laws, and, may not be offered, sold or delivered within the United States of America, its territories, its possessions and other areas subject to its jurisdiction. Any sales into the United States shall be permitted only to designated purchasers pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended and in the manner as agreed to by the Company and the Underwriters.

SHORT FORM PROSPECTUS
New Issue           October 29, 2004

[LOGO]

$20,020,000
3,575,000 Units

This short form prospectus qualifies the distribution of 3,575,000 units (Units) of Gold Reserve Inc. (Gold Reserve or the Company) at a price of $5.60 per Unit, each Unit consisting of one Class A Common Share in the capital of Gold Reserve (Common Share) and one-half of a Common Share purchase warrant (Warrant), each whole Warrant entitling the holder thereof to acquire one Common Share of Gold Reserve at a price of $6.50 per Common Share (the Offering Price) for a period of 24 months following the closing date of this offering (the Offering). The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the TSX) and the American Stock Exchange (the AMEX) under the symbol GRZ. On October 28, 2004, the closing sale price of the Common Shares on the TSX was $5.59 and the closing sale price on the AMEX was US $4.61. The Offering Price was determined by negotiation between Gold Reserve, and Orion Securities Inc., Sprott Securities Inc. and GMP Securities Ltd., as underwriters (collectively, the Underwriters). The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this prospectus and the Common Shares issuable upon exercise of the Warrants. Listing is subject to Gold reserve fulfilling all of the requirements of the TSX on or before January 17, 2004 including, in the case of the Warrants, distribution of the Warrants to a minimum number of holders. Application will be made to list the Common Shares and the Common Shares issuable upon exercise of the Warrants on AMEX.


The Units offered hereby, if issued on the date hereof, would not be precluded as investments under certain statutes as set out under Eligibility for Investment.

Price: $5.60 per Unit


               Price to        Underwriters      Net Proceeds
               the Public(1)   Fee               to Gold Reserve(2)
Per Unit       $5.60           $0.28             $5.32
Total(3)       20,020,000      $1,001,000        $19,019,000

(1) The Company has allocated $5.30 for the Common Share and $0.30 for the one-half of one Warrant comprising each Unit. (2) After deducting the commission payable to the Underwriters equal to 5% of the aggregate proceeds of the Offering (the Underwriters Fee), but before deducting expenses of the Offering estimated to be $619,000, which will be paid from the proceeds of the Offering. (3) The Company has granted to the Underwriters an option (the Underwriters Option), exercisable in whole or in part at the sole discretion of the Underwriters until 24 hours prior to the closing of the Offering, enabling them to purchase up to an additional 1,786,000 Units (the Additional Units) at the Offering Price. If the Underwriters Option is exercised in full, the Price to the Public, the Underwriters Fee and the Net Proceeds to Gold Reserve will be $30,021,600, $1,501,080 and $28,520,520, respectively.
This prospectus also qualifies the grant of the Underwriters Option and the distribution of the Additional Units. See Plan of Distribution.

Investing in the Units involves risks which potential investors should carefully consider. See Risk Factors.

The Underwriters, as principals, conditionally offer the Units offered hereby, subject to prior sale, if, as and when issued by Gold Reserve and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under Plan of Distribution, and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP on behalf of Gold Reserve and by Wildeboer Dellelce LLP on behalf of the Underwriters.

Subscriptions for Units will be received by the Underwriters subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on or about November 4, 2004 or such earlier or later date as may be agreed by Gold Reserve and the Underwriters but in any event no later than November 18, 2004. It is expected that certificates representing the Common Shares and Warrants will be available for delivery on the closing of the Offering.


Subject to applicable laws and in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See Plan of Distribution.



TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT
SPECIAL NOTE REGARDING
  FORWARD-LOOKING STATEMENTS
CURRENCY
DOCUMENTS INCORPORATED BY REFERENCE
GOLD RESERVE
BRISAS MEASURED AND INDICATED RESOURCE
BRISAS INFERRED RESOURCE
BRISAS MINERAL RESERVE
RECENT DEVELOPMENTS
RESOURCE PROPERTY
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF OFFERED SECURITIES
DIVIDEND POLICY
RISK FACTORS
PLAN OF DISTRIBUTION
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
EXPERTS
AUDITOR, TRANSFER AGENT AND REGISTRAR
INTERNATIONAL ISSUER
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
AUDITORS CONSENT
CERTIFICATE OF GOLD RESERVE INC.
CERTIFICATE OF THE UNDERWRITERS

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to Gold Reserve, and Wildeboer Dellelce LLP, counsel to the Underwriters, the Common Shares and Warrants comprising the Units offered hereby, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder ("Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Warrants, Gold Reserve deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan. Based in part on a certificate of Gold Reserve as to factual matters, the Common Shares and Warrants comprising the Units, if issued on the date of hereof, would not constitute foreign property for the purpose of the tax imposed under Part XI of the Tax Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect managements expectations regarding Gold Reserves future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipate, believe, expect, intend and similar expressions have been used to identify these forward-looking statements. These statements reflect managements current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors, including those discussed under the heading Risk Factors, could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes, or believed at the time, to be reasonable assumptions, Gold Reserve cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements and neither Gold Reserve nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Gold Reserve assumes no obligation to update or revise any such forward-looking statements to reflect new events or circumstances.

CURRENCY


All dollar amounts herein are in Canadian dollars, unless otherwise stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Gold Reserve at 926 West Sprague Avenue, Suite 200, Spokane Washington 99201, U.S.A. (Telephone:
(509) 623-1500). The following documents filed with the securities commissions or similar authorities in Canada in the offering jurisdictions, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a) Annual Information Form of Gold Reserve in the form of Form 20-F (the
AIF) for the year ended December 31,2003;

(b) Technical Report regarding Mineral Resources and Mineral Reserves of the Las Brisas Del Cuyuni Gold-Copper Project, Bolivar State, Venezuela, Latitude 6( 10 North, Longitude 61( 28 West as prepared by Behre Dolbear & Company, Inc., revised as at January 20, 2004;

(c) Audited Annual Consolidated Comparative Financial Statements of Gold Reserve for the year ended December31,2003 and the Auditors Report thereon, together with Managements Discussion and Analysis for the year ended December 31,2003;

(d) Interim Unaudited Consolidated Comparative Financial Statements of Gold Reserve for the six months ended June 30, 2004 together with Managements Discussion and Analysis for the six months ended June 30, 2004; and

(e) Management Information Circular dated April 9, 2004 prepared in connection with Gold Reserve's annual and special meeting of shareholders held on May 27, 2004 (excluding those portions that, pursuant to National Instrument44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and information circulars (excluding those portions that, pursuant to National Instrument44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) filed by Gold Reserve with various securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

GOLD RESERVE

Overview

Gold Reserve is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada; and is the successor issuer to Gold Reserve Corporation, a Montana corporation formed in 1956. Gold Reserve's registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for Gold Reserve's registered office are 867.668.4405 and 867.668.3710, respectively. Gold Reserve is engaged in the exploration of precious metal properties and is currently completing the bankable feasibility study for the Brisas project located in south-eastern Venezuela. See Gold Reserve Primary Asset.

Organizational Structure

References to the Company throughout this short form prospectus refer to Gold Reserve, Inc., and its material subsidiaries Gold Reserve Corporation (domiciled in the U.S.), Gold Reserve de Venezuela, C.A. (GLDRV) and Compania Aurifera Brisas del Cuyuni, C.A. (BRISAS) (each incorporated and domiciled in Venezuela). Each of these subsidiaries is wholly owned.

Corporate Reorganization

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the Reorganization). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Common Share for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units in lieu of Common Shares. An equity unit, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Common Share and is generally immediately convertible into Common Shares. Equity units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Unless otherwise noted, general references to common shares of the Company include Common Shares and Class B common shares as a combined group. After the Reorganization, a shareholder continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

Primary Asset

Brisas

Gold Reserve's primary mining asset, the Brisas property, is a gold and copper deposit located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela. Approximately US $73 million has been expended on the Brisas property since its acquisition in 1992. The Brisas property is a late-stage development project, which produces no revenue at this time. Proven and probable mineral reserves on the Brisas property, originally reported upon in early 2000 and updated as of August 2004, total approximately 9.1 million ounces of gold and 1.15 billion pounds of copper using US $350 per ounce gold and US $0.90 per pound copper. The total measure and indicated mineral resource on the property, updated as of July 2004, approximates 10.97 million ounces of gold and 1.4 billion pounds of copper, at an equivalent gold cut-off of 0.4 grams per tonne. The mineral reserve and resource estimates set forth in this short form prospectus and the documents incorporated by reference herein have been prepared in accordance with the disclosure requirements of applicable Canadian and U.S. Securities Commissions. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Pincock Allen and Holt of Denver, Colorado (PAH) completed the most recent mineral reserve analysis and geological resource estimate in accordance with the SME Reporting Guide and CIMM Standards as adopted by CSA National Instrument 43-101. Behre Dolbear & Company, Inc. (Behre Dolbear) previously audited the Company's data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study conducted in 1998, as well as the updated 1999 reserve. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing.

Brisas Mineral Reserve AS AT JULY 2004

             Reserve     Gold       Gold       Copper      Copper
             Tonnes      Grade     Ounces      Grade       Pounds     Strip
           (millions)     (gpt)  (millions)      (%)     (millions)   Ratio

Proven        190        0.71      4,343        0.12         516
Probable      217        0.68      4,754        0.13         638
Total         407        0.70      9,097        0.13       1,154       1.85

The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43 101. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cutoff of US$2.76 per tonne. The qualified persons involved in the property evaluation and the resource and reserve estimates are Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Brisas Resource AS AT JULY 2004

Pincock Allen and Holt of Denver, Colorado has completed the geologic resource estimate at various cutoff grades and it is summarized in the following table:

  Category    AuEq
 K tonnes    Cutoff      K Tonnes           Gold                Copper
                                        GPT     K Tonnes      %    M lbs.
Measured
               0.3          252,937     0.641     5,212      0.114     634
               0.4          217,847     0.700     4,904      0.118     566
               0.5          177,400     0.774     4,417      0.126     492
               0.6          139,878     0.858     3,860      0.134     412
               0.7          107,944     0.950     3,297      0.141     334
Indicated
               0.3          347,992     0.586     6,555      0.130     955
               0.4          284,869     0.662     6,064      0.132     827
               0.5          226,450     0.742     5,404      0.138     688
               0.6          175,683     0.828     4,679      0.144     557
               0.7          134,123     0.921     3,973      0.147     434
Measured & Indicated
               0.3          600,929     0.609    11,767      0.123   1,630
               0.4          502,716     0.678    10,968      0.126   1,393
               0.5          403,850     0.756     9,821      0.133   1,179
               0.6          315,561     0.841     8,539      0.140     969
               0.7          242,067     0.934     7,270      0.144     769

The preferred cut-off grade for this resource estimate from Pincock Allen and Holt of Denver is 0.4 grams per tonne gold equivalent (AuEq).

Brisas Inferred Resource AS AT JULY 2004

The Brisas inferred resource estimate at various gold equivalent (AuEq) cutoff grades is summarized in the following table:

                                   Gold           Copper
Category   AuEq    K Tonnes    -------------     ----------
K tonnes  Cutoff               GPT      K ozs.    %    M lbs.
Inferred
           0.3      172,393    0.539    2,986    0.131   497
           0.4      126,456    0.649    2,641    0.133   370
           0.5       94,964    0.753    2,299    0.135   282
           0.6       68,720    0.875    1,933    0.139   210
           0.7       53,071    0.975    1,664    0.141   165

The geologic resource has been estimated in accordance with the SME Reporting Guide CIMM Standards as adopted by CSA National Instrument 43-101. The gold equivalent (AuEq) cutoff is based on US$350 per gold ounce, US$0.90 per pound copper, anticipated metal recoveries and smelter costs. The qualified persons involved in the property evaluation and resource estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka of Gold Reserve.

RECENT DEVELOPMENTS

Agreement for Financial Advisory Services with Endeavour Financial International Corporation

In an agreement dated for reference October 1, 2004, Gold Reserve entered into a financial advisory services agreement with Endeavour Financial International Corporation (Endeavour). Pursuant to the agreement, Endeavour will work closely with Gold Reserve to identify and implement various transactions of a financing nature. The agreement has an initial term of 12 months.

Increase in Measured and Indicated Resources and Proven and Probable Reserves

In a press release dated July 13, 2004, Gold Reserve announced an increase in the measured and indicated gold resource to 10.97 million ounces contained in
502.7 million tonnes at a grade of 0.678 grams per tonne representing an increase of approximately one million ounces from the last update in August 2003. The measure and indicated copper resource was approximately 1.4 billion pounds, contained in 502.7 million tonnes at a grade of 0.126%. The resource estimates incorporated the Company's recent drill program of 15,000 meters and is based on a 0.4 grams per tonne gold equivalent (AuEq) cutoff grade using US $350 per ounce and US $0.90 per pound copper. In a press release dated August 3, 2004, Gold Reserve announced an increase in the proven and probable reserves of gold to 9.1 million ounces, contained in 407 million tonnes at a grade of 0.7 grams per tonne, representing a 22% increase from the previous 7.48 million ounces contained in 328.5 million tonnes at a grade of 0.708 grams per tonne. Proven and probable reserves of copper increased to
1.15 billion pounds contained in 407 million tonnes at a grade of 0.13% up from 1.08 billion pounds, contained in 328.5 million tonnes at a grade of 0.15% copper. The estimates and analysis were conducted by PAH.

Board of Directors Senior Management Appointees

On January 21, 2004 Gold Reserve Inc's. Board of Directors announced the appointment of James H. Coleman as the Chairman of the Board of Directors,
A. Douglas Belanger as President and Rockne J. Timm as Chief Executive Officer of the Company.

Stock Exchange Listing

Gold Reserve's Common Shares commenced trading on AMEX on Friday, October 3, 2003 under the ticker symbol GRZ. Concurrent with the commencement of trading on the AMEX, the TSX changed Gold Reserve's trading symbol to GRZ. Trading on the U.S. NASD, OTC BB was discontinued at the close of market on Thursday, October 2, 2003.

Private Placement

On September 26, 2003 Gold Reserve completed a private placement of Units for total proceeds of $14.15 million in an offering that was led by Orion Securities Inc. and Sprott Securities Inc. (the Private Placement Underwriters). The Private Placement Underwriters purchased from the Company 4,042,000 Units for $3.50 per Unit. Each Unit consisted of one Common Share and one half Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles its holder to acquire one Common Share at a price of $5.25 per Common Share until March 28, 2005.

USE OF PROCEEDS

The net proceeds from the Offering to Gold Reserve, after deducting the Underwriters Fee and estimated expenses of the Offering of $1,620,000, are expected to be $18,400,000, assuming no exercise of the Underwriters Option. Gold Reserve intends to use all of the net proceeds from the Offering for the development of the Brisas property in Bolivar State, Venezuela, and for working capital purposes as follows:

BRISAS
Feasibility Study                       $  6,000,000
Post Feasibility Development            $  3,000,000
Other
  Port Facility                         $  2,000,000
  Site Infrastructure                   $  1,500,000
  Social Programs                       $    400,000
General & Administrative & Legal        $  4,750,000
General Exploration &
  Property Acquisition                  $    750,000
Total                                   $ 18,400,000

Should the Underwriters Option be exercised in full or in part, the additional funds will be used to enhance and expedite project development and for general working capital purposes. See Plan of Distribution.

CONSOLIDATED CAPITALIZATION

The Company is authorized to issue an unlimited number of Common Shares, Class B common shares and Class C preferred shares. As of October 15, 2004, the Company had the following shares, equity units, warrants and share options issued:

Class A common                       28,210,895
Equity units*                         1,157,397
Warrants to purchase Common Shares    2,009,300
Options to purchase Common Shares     3,290,374

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Common Shares of Gold Reserve Inc. on a one to one basis.

There has been no material change in the capitalization of the Company since December 31, 2003. The Company currently has no long term debt.

Gold Reserve trades on the TSX and, since October 3, 2003, on AMEX, under the Symbol GRZ. The following table sets out the reported price ranges and average daily volume traded for the common shares on the TSX for the periods indicated:
                         High     Low      Volume
2002
Fourth Quarter           2.15     1.20     16,234

2003
First Quarter            3.15     1.70     32,825
Second Quarter           2.60     2.01     20,252
Third Quarter            4.51     2.01     67,604
Fourth Quarter           7.90     4.00    106,386

2004
First Quarter            6.90     4.21     68,979
Second Quarter           5.75     3.60     51,680
July                     4.98     4.00     39,976
August                   5.12     4.27     85,209
September                5.90     4.68     50,076
October (to October 28)  6.23     5.30     97,411

October 28, 2004, being the last day on which the Common Shares traded prior to this short form prospectus, the closing price of the Common Shares on the TSX was $5.59 and on the AMEX was US$4.61.

DESCRIPTION OF OFFERED SECURITIES

The Offering consists of 3,575,000 Units (assuming no exercise of the Underwriters Option), each Unit comprised of one Common Share and one-half of one Warrant. The Units are separable into Common Shares and Warrants immediately following the closing of the Offering.

Common Shares

The Company is authorised to issue an unlimited number of Common Shares. The Common Shares rank substantially on par with the equity units, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, as described under Gold Reserve-Corporate
Reorganization above, in terms of voting rights, dividend rights and right to assets upon dissolution. Holders of the Common Shares are entitled to one vote per share at any meeting of the shareholders of the Company, to receive dividends if, as and when declared by the Board of Directors, and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding up, subject to the rights of outstanding equity units, if any, and the rights of shares having priority over the Common Shares, if any.

Warrants

Each whole Warrant is transferable and entitles the holder to purchase one Common Share at a price of $6.50 per share for a period of 24 months following Closing, after which time the Warrants expire and become null and void. The Warrants will be issued under an indenture (the Warrant Indenture) to be entered into between the Company and Computershare Trust Company of Canada (the Warrant Agent) on or before the closing of the Offering. The Company will appoint the principal transfer office of the Warrant Agent in Toronto as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Company may, subject to applicable law, purchase in the market, by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares or Class B common shares to all or substantially all of the holders of the common shares by way of a stock dividend or other distribution (a distribution of common shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under the Company's stock option plan);

(ii) the subdivision, redivision or change of the common shares into a greater number of shares;

(iii) the consolidation, reduction or combination of the common shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of the common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the current market price, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of the common shares of securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i) reclassifications of the Common Shares;

(ii) consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(iii) the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share, as the case may be.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 business days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants. Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Warrant Indenture will provide that, from time to time, the Company and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of any Warrrantholder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by extraordinary resolution, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed by the parties.

DIVIDEND POLICY

Gold Reserve has not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. Gold Reserve will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the exploration and development of mining properties. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to the information set out elsewhere in this prospectus, investors should carefully consider the risk factors set out in the AIF that is incorporated by reference in this prospectus. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the Underwriting Agreement) dated as of October 18,2004 between Gold Reserve and the Underwriters, Gold Reserve has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on or about November 4,2004 or such earlier or later date as may be agreed by Gold Reserve and the Underwriters, but in any event no later than November 18, 2004, not less than all of the 3,575,000 Units offered hereby at a price of $5.60 per Unit, payable in cash to Gold Reserve against delivery of certificates representing the Common Shares and Warrants comprising the Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units offered by this short form prospectus if any of such Units are purchased under the Underwriting Agreement.

The Underwriting Agreement provides that Gold Reserve will pay the Underwriters a fee of $0.28 per Unit sold. The offering price of the Units was determined by negotiation between Gold Reserve and the Underwriters.

Gold Reserve has granted the Underwriters the Underwriters Option, exercisable in whole or in part at the sole discretion of the Underwriters until 24 hours prior to the closing of the Offering, enabling them to purchase the Additional Units at the Offering Price. If the Underwriters Option is exercised in full the Price to the Public, the Underwriters Fee and the Net Proceeds to Gold Reserve will be $30,021,600, $1,501,080 and $28,520,520, respectively. Gold Reserve will pay to the Underwriters a fee of $0.28 per Additional Unit. This prospectus also qualifies the grant of the Underwriters Option and the distribution of the Additional Units.

In the Underwriting Agreement, Gold Reserve has agreed to indemnify the Underwriters and their respective directors, officers, employees and agents in respect of certain liabilities, including liabilities under Canadian securities legislation, and expenses or will contribute to payments that the Underwriters and their directors, officers, employees and agents may be required to make in respect thereof.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares and Warrants offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the U.S. Securities Act) or any state securities laws, and may not be offered or sold within the United States of America, its territories, its possessions and other areas subject to its jurisdiction. All sales into the United States shall be permitted only to designated purchasers pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended and in the manner as agreed to by the Company and the Underwriters.

The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this prospectus and the Common Shares issuable upon exercise of the Warrants. Listing is subject to Gold reserve fulfilling all of the requirements of the TSX on or before January 17, 2004 including, in the case of the Warrants, distribution of the Warrants to a minimum number of holders. Application will be made to list the Common Shares and the Common Shares issuable upon exercise of the Warrants on AMEX.

Gold Reserve has agreed in the Underwriting Agreement that, subject to certain exceptions, it will not authorize, issue or sell any Class A common shares of the Company or securities convertible into common shares of the Company (other than the Common Shares offered hereby) for a period of 90 days following the closing of this Offering, without the prior consent of the Underwriters acting reasonably.

It is a condition of the Offering that the directors and senior officers of Gold Reserve execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, assign, or otherwise dispose of any securities of Gold Reserve owned, directly or indirectly, by such directors or officers for a period of 90 days following the closing of the Offering, without the prior consent of the Underwriters acting reasonably.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to Gold Reserve, and Wildeboer Dellelce LLP, counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a prospective purchaser of Common Shares and Warrants comprising the Units to be issued pursuant to this Offering. This summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arms length and is not affiliated with Gold Reserve, and who will acquire and hold such Common Shares and Warrants as capital property (a Holder), all within the meaning of the Tax Act. Any Common Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other Canadian security (as defined by the Tax Act), which would not include the Warrants, owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not apply to a Holder that is a financial institution for purposes of the mark-to-market provisions of the Tax Act or a specified financial institution for purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act (the Tax Proposals) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsels understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (the CCRA). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a Holder. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price

Holders will be required to allocate the purchase price of each Unit between the Common Share and the one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. Gold Reserve intends to allocate $5.30 of the issue price of each Unit as consideration for the issue of each Common Share and $0.30 for the issue of each one-half of one Warrant. Although Gold Reserve believes such allocation is reasonable, such allocation will not be binding on the CCRA.

The adjusted cost base to a Holder of a Common Share acquired hereunder will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at the time of acquisition by the Holder.

Exercise or Expiry of Warrants

A Holder will not realize a gain or loss upon the exercise of a Warrant. The Holder's cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the Holders adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. The Holders adjusted cost base of the Common Shares so acquired will be determined by averaging the cost of those Common Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares held as capital property by such Holder at the time of acquisition.

In the event of the expiry of an unexercised Warrant, the Holder will realize a capital loss equal to the Holders adjusted cost base of such Warrant.

Disposition of Common Shares and Warrants

A Holder who disposes of or is deemed to have disposed of a Common Share or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share or the Warrant exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Share or Warrant, as the case may be, and any reasonable expenses associated with the disposition.

Generally, one-half of any capital gain (a taxable capital gain) must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act. A capital loss realized from the disposition of a Common Share by a Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Holder on such shares. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Holder that is, throughout the relevant taxation year, a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Taxation of Dividends Received by Holders of Common Shares

A Holder of Common Shares will be subject to the normal treatment under the Tax Act applicable to dividends received from a taxable Canadian corporation.

Dividends (including deemed dividends) received on Common Shares by a Holder who is an individual (and certain trusts) will be included in income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. Taxable dividends received by such Holders may give rise to alternative minimum tax under the Tax Act.

Dividends (including deemed dividends) received on Common Shares by a Holder that is a corporation will be included in income and normally deductible in computing such corporation's taxable income. However, the Tax Act will generally impose a 33 1/3% refundable tax on such dividends received by a corporation which is a private corporation or a subject corporation for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation's taxable income.

EXPERTS

Opinions
The matters referred to under Eligibility for Investment, Canadian Federal Income Tax Considerations and certain other legal matters relating to the Common Shares offered under this short form prospectus will be passed upon at the closing of the Offering by Fasken Martineau DuMoulin LLP, on behalf of Gold Reserve, and by Wildeboer Dellelce LLP, on behalf of the Underwriters.

Interest of Experts

As of October 29, 2004, the partners and associates of Fasken Martineau DuMoulin LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares. As of October 29, 2004, the partners and associates of Wildeboer Dellelce LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of Gold Reserve is PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver B.C. The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

INTERNATIONAL ISSUER

Although incorporated in Canada, Gold Reserve resides outside of Canada. Although Gold Reserve has appointed Austring, Fendrick, Fairman & Pakkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 as its agent for service of process in Canada, it may not be possible for investors to collect from Gold Reserve judgements obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchasers province for the particulars of these rights or consult with a legal adviser.

AUDITORS CONSENT


We have read the short form prospectus of Gold Reserve Inc. (the Corporation) dated October 29, 2004, 2004, qualifying the distribution of up to 5,361,000 Units of the Corporation, each Unit comprised of one Class A common share in the capital of the Corporation and one-half of one warrant, each whole warrant entitling the bearer thereof to purchase one Class A common share for a period of 24 months following the closing date of the offering. We have complied with Canadian generally accepted standards for an auditors involvement with the offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated financial statements of income, retained earnings and cash flow for each of the years in the number of three ended December 31, 2004. Our report is dated February 17, 2004.

Signed PricewaterhouseCoopers LLP
       Chartered Accountants



CERTIFICATE OF GOLD RESERVE INC.


Dated: October 29, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada except Quebec.



(Signed) ROCKNE J. TIMM       (Signed) ROBERT A. McGUINNESS
Chief Executive Officer         Chief Financial Officer


On behalf of the Board of Directors


(Signed) JAMES H. COLEMAN      (Signed) CHRIS D. MIKKELSEN
      Director                            Director


CERTIFICATE OF THE UNDERWRITERS

Dated: October 29, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada except Quebec.


ORION SECURITIES INC.             SPROTT SECURITIES INC.
By: (Signed) DOUGLAS BELL      By: (Signed) DARREN WALLACE


                  GMP SECURITIES LTD.
              By: (Signed) MARK WELLINGS